Exhibit (a)(1)(E)
May 14, 2010
Dear [Employee],
Further to our communication dated May 14, 2010 we are writing to supply you with the Password you require to access the option exchange website discussed in that communication. Please note that this password is case sensitive.
Website: www.salliemaeexchange.com
Your Password for the website is: [XXXX]            (password is case sensitive)
(This website is password protected, however you will only need to enter your login details once as you will be given the opportunity to “Remember my Password” when you first login. Please note that you will need to repeat this process should you login from a different computer in the future.)
Should you have any questions please contact Global Shares at
1-877-231-1697 (toll free)
or
salliemaeexchange@globalshares.com